InoLife Technologies, Inc.
Waiver of Notice
Of
SPECIAL SHAREHOLDER'S MEETING

The undersigned, the majority shareholder of InoLife Technologies, Inc., both by my attendance at said meeting and by this document hereby waives notice of the Special Meeting of the shareholders of InoLife Technologies, Inc., which was held on December 14, 2015.

MAJORITY SHAREHOLDER:

GARY BERTHOLD, INDIVIDUALLY

[signature] Date: 12/14/2015